SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 04th February 2004, for the month of January 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TEL THYGESEN TO HEAD TELENOR`S NORDIC MOBILE UNIT
TEL SHARE BUYBACK
TEL MELDEPLIKTIG HANDEL
TEL MELDEPLIKTIG HANDEL
TEL MELDEPLIKTIG HANDEL
SIGNATURES

TEL THYGESEN TO HEAD TELENOR’S NORDIC MOBILE UNIT

06.01.04   09:31

Mr. Jan Edvard Thygesen is to head the newly established nordic unit for mobile communications in Telenor, Nordic Mobile, with immediate effect. Nordic Mobile will include the mobile companies Telenor Mobil in Norway, Sonofon in Denmark and djuice in Sweden. Thygesen today heads Telenor Networks and continues as a member of the Group Management.

New head of Telenor Networks will be Mr. Åsmund Løseth, who joins the Group Management. Løseth has been in charge of Telenor’s Delta 4 program and has since 2003 been Chief Operating Officer in Telenor Networks.

Thygesen is 52 years old and has been with Telenor since 1979. He has held a number of leading positions in Telenor and is a graduate in electronics and telecommunications from the Norwegian Institute of Technology in Trondheim.

Åsmund Løseth is 46 years old and is a graduate from the Norwegian School of Economics and Business Administration in Bergen. He has been with Telenor since 1996 and has among other things been responsible for Telenor’s IPO and Telenor`s efficiency program Delta 4.

TEL SHARE BUYBACK

16.01.04   09:38

Telenor and the Kingdom of Norway enter into agreement regarding share buyback.

Telenor has entered into an agreement with the Kingdom of Norway, as the largest shareholder in Telenor, regarding share buyback, which was authorised by the General Meeting on 8th May 2003.

The Kingdom of Norway is committed to participate in a buyback on a proportionate basis by way of cancelling a proportionate number of its shares at the subsequent General Meeting. The Kingdom of Norway’s ownership percentage in Telenor will thus remain unaffected.

The agreement states that upon a share buyback by Telenor, the subsequent General Meeting will be invited to approve cancellation of the buyback shares. The Kingdom of Norway is committed to vote in favour of such a cancellation.

The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR+0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation. The agreement expires at the date of the General Meeting, planned for 6th May this year.

All buyback transactions under the authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

TEL MELDEPLIKTIG HANDEL

19.01.04   09:30

Telenor ASA has on 16, January 2004 purchased 730,000 own shares at an average price of NOK 47.75 per share. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 16, January 2004 purchased 730,000 own shares at an average price of NOK 47.75 per share. After this transaction, Telenor ASA owns a total of 28,833,172 shares, whereof 28,103,172 shares originates from the year 2000. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR+0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

TEL MELDEPLIKTIG HANDEL

20.01.04   08:41

Telenor ASA has on 19, January 2004 purchased 380,000 own shares at an average price of NOK 48.64 per share. After this transaction, Telenor ASA owns a total of 29,213,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 19, January 2004 purchased 380,000 own shares at an average price of NOK 48.64 per share. After this transaction, Telenor ASA owns a total of 29,213,172 shares, whereof 28,103,172 shares originates from the year 2000. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR+0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

TEL MELDEPLIKTIG HANDEL

21.01.04   08:52

Telenor ASA has on 20, January 2004 purchased 280,000 own shares at an average price of NOK 48.45 per share. After this transaction, Telenor ASA owns a total of 29,493,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 20, January 2004 purchased 280,000 own shares at an average price of NOK 48.45 per share. After this transaction, Telenor ASA owns a total of 29,493,172 shares, whereof 28,103,172 shares originates from the year 2000. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR+0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date: 4th February, 2004